BioProgress PLC

Form 6-K for the month of June, 2004.

List of Exhibits:

1.	Press release regarding grant of options.

Exhibit 1.

BioProgress PLC

14 June 2004

Press Release                                                             14th June 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Grant of Options and strengthening of the management team

BioProgress plc announces that the Remuneration Committee has granted 1,000,000 share options to Graham Hind, the Chief Executive Officer, under the Executive Share Option Scheme, over ordinary shares in the Company at an exercise price of 81.5 pence.

In addition the company announces that Alan Clements, formerly Managing Director of Peter Black Healthcare before its acquisition by Perrigo earlier this year, has joined BioProgress as Director of Sales and Marketing. Dr Jason Teckoe has been appointed Technical Director of BioProgress Technology Limited in the UK and BioTec Films LLC in Tampa Florida. Ed Nowak, will focus on new product development as Director of Research and Development. These are not main Board positions.

Commenting on the appointments BioProgress Chief Executive Graham Hind, said; ‘Alan Clements is a first rate Marketeer who during his five years with Peter Black Healthcare managed a substantial branded mail order and private label pharmaceutical and dietary supplement manufacturing business.

‘Alan’s primary focus with BioProgress will be the development of sales and marketing for new products and European versions of the ‘in the mouth’ film products produced and sold in the USA by the BioProgress BioTec Films subsidiary in Tampa Florida. We are very fortunate that Alan has joined us bringing considerable marketing and sales experience and, most importantly, established commercial contacts throughout Europe.’

Prior to joining Peter Black Healthcare Alan Clements spent thirteen years in various senior Sales and Marketing positions with Seven Seas Healthcare (E.Merck) where ultimately as Commercial Director he was responsible for 130 staff a turnover of £65 million and an advertising budget of £8 million. Before working for Seven Seas he was with G.D Searle, Hoechst Roussel and Sterling Health.

Dr Jason Teckoe will take over the technical responsibilities previously undertaken by Malcolm Brown including the Ostomy project. The technical department in BioTec Films in Tampa will also report to Dr Teckoe.

- Ends -

For further information:

BioProgress plc
Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com

www.bioprogress.com

Media enquiries:

Bankside
Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7444 4140
Heather.salmond@bankside.com

www.bankside.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over sixty patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: June 14, 2004	Elizabeth Edwards
Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of June, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A